SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  4   )*

 (Name of Issuer)

SRS Labs, Inc.

(Title of Class of Securities)

Common Stock

(CUSIP Number)

78464M 10 6

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78464M 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rayfa (BVI) Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 709,760

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 709,760

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 709,760

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.7%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 78464M 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Choi Yat Ming

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,027,010

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,027,010

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,027,010

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.1%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer SRS Labs, Inc.
	(b)	Address of Issuer's Principal Executive Offices 2909 Daimler Street, Santa Ana, California 92705

Item 2.
	(a)	Name of Person Filing Rayfa (BVI) Limited and Choi Yat Ming
(b)

Address of Principal Business Office or, if none, Residence
The address of the principal office of Rayfa (BVI) Limited is Tropic Isle Building, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

The address of the principal office of Choi Yat Ming is c/o Valence Technology Inc., Unit 218, 2nd Floor, Hong Kong Industrial Technology Centre, 72 Tat Chee Avenue, Kowloon Tong, Hong Kong.

	(c)	Citizenship Rayfa (BVI) Limited is a British Virgin Islands corporation. Choi Yat Ming is a citizen of Hong Kong.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 78464M 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to §§240.13d-1(c), check this box [ ].

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: Rayfa (BVI) Limited Choi Yat Ming		709,760 1,027,010
	(b)	Percent of class: Rayfa (BVI) Limited Choi Yat Ming		5.7% 8.1%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote Rayfa (BVI) Limited Choi Yat Ming1,	709,760 027,010
		(ii)	Shared power to vote or to direct the vote Rayfa (BVI) Limited Choi Yat Ming	0 0
		(iii)	Sole power to dispose or to direct the disposition of Rayfa (BVI) Limited Choi Yat Ming	709,760 1,027,010
		(iv)	Shared power to dispose or to direct the disposition of Rayfa (BVI) Limited Choi Yat Ming	0 0

Choi Yat Ming is the sole shareholder and director of Rayfa (BVI) Limited.  In such capacities, Mr. Choi is able to direct the vote and dispose of the shares of the Issuer’s common stock which are reported herein.  The 1,027,010 shares beneficially owned by Choi Yat Ming include 317,250 shares issuable upon exercise of stock options that vest on or before March 1, 2003.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.     [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Choi Yat Ming is the sole shareholder and director of Rayfa (BVI) Limited.  In such capacities, Mr. Choi is able to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s common stock which are reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Inapplicable.

Item 8.	Identification and Classification of Members of the Group
This filing is made on behalf of Rayfa (BVI) Limited and Choi Yat Ming as members of a group.

Item 9.	Notice of Dissolution of Group
Inapplicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003
Date

RAYFA (BVI) LIMITED

By:	/s/ CHOI YAT MING
Name:	Choi Yat Ming
Title:	Director

/s/ CHOI YAT MING
Choi Yat Ming